Exhibit 99.1

Daimler Trucks North America Introduces Natural Gas Powered Vehicle
with Cummins Westport Engine

June 11, 2009

VANCOUVER, BC – Cummins Westport Inc. (CWI), a leading provider of high-performance, alternative fuel engines for the global market, announced today that Daimler Trucks North America will offer the ISL G Natural Gas (NG) engine in the Freightliner Business Class® M2 112 truck in a total of six LNG and CNG tractor/truck configurations. The rollout begins today with an LNG tractor for port and regional haul applications. The Cummins Westport ISL G, an 8.9 litre stoichiometric cooled-exhaust gas recirculation (EGR) engine, meets 2010 EPA emissions today, reduces greenhouse gas emissions and offers top-level performance and efficiency.

Later in 2009, a CNG version of the tractor is expected to be offered, followed by CNG single axle tractor, 4X2 and 6X2 truck, and vocational configurations. It is expected that the entire natural gas offering will be available by the end of 2010.

“Introducing a factory designed and engineered Business Class® M2 112 with natural gas adds to Daimler Trucks’ “Shaping Future Transportation” initiative while we continue to provide our customers a hard-working truck with added economic and environmental benefits,” noted Melissa Claussen, Director of Marketing, Freightliner Trucks.

Roe East, President of Cummins Westport, added, “This is a great opportunity for CWI to partner with Freightliner, one of North America's market-leading truck manufacturers. By launching the Cummins Westport ISL G in the M2 112 tractor, Freightliner will be able to provide customers with clean, economic natural gas power for a wide range of applications. By the end of 2010, Freightliner Trucks expects to have a complete CWI-powered lineup with configuration options for over 90% of truck applications in North America.

About the Cummins Westport ISL G

The ISL G was the first heavy duty engine to meet EPA 2010 emission standards of 0.2 g/bhp-hr (grams per brake horsepower hour) NOx (nitrogen oxide) and 0.01 g/bhp-hr PM (particulate matter) today. The ISL G leverages Cummins’ proven cooled Exhaust Gas Recirculation (EGR) with stoichiometric combustion allowing for the use of a three way catalyst, which is maintenance free.  No further aftertreatment is required.  The ISL G, with ratings from 250 to 320 horsepower, also delivers improved fuel economy and over 30% higher low-speed torque compared with previous CWI “Plus” engines. CWI has already logged significant orders for the ISL G from Sterling Truck (a Daimler brand) as well as refuse truck fleets and transit properties. More information about the ISL G can be found at: www.cumminswestport.com/products/islg.php.

About Freightliner Trucks

Freightliner Trucks is a division of Daimler Trucks North America, the largest manufacturer of heavy-duty vehicles in North America and a leading manufacturer of medium-duty vehicles. Daimler Trucks North America designs, builds and markets a wide range of Class 3-8 vehicles including long-haul highway tractors, heavy-duty construction and vocational trucks, mid-range trucks for distribution and service, school and transit buses, fire and emergency service apparatus and chassis for step vans, school and shuttle buses and motor homes.

Cummins Westport Inc. – News Release

About Cummins Westport Inc.

Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  CWI is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ:WPRT / TSX:WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport’s business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport’s control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and availability of Cummins Westport products, and other risk factors discussed in Westport Innovations Inc. most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:

Cummins Westport Inc. / Westport Innovations Inc.
Darren Seed
Director, Investor Relations
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Mark Land
Public Relations Director
Phone: 317-610-2456
Email: mark.d.land@Cummins.com
Web: www.cummins.com